The business integration described in this press release involves securities of a foreign company. The business integration is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business integration, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

October 30, 2018
To whom it may concern:

Company Name: Fukuoka Financial Group, Inc.
Representative: Takashige Shibato, President
Head Office: 8-3, Otemon 1 chome, Chuo-ku, Fukuoka
(Code No. 8354 TSE First Section, FSE)
Contact: Tomoyuki Ushijima, General Manager, Corporate Planning Division
(Phone +81-92-723-2502)
Company Name: The Eighteenth Bank, Limited
Representative: Takujiro Mori, Representative Executive Officer & President
Head Office: 1-11, Doza–machi, Nagasaki
(Code No. 8396 TSE First Section, FSE)
Contact: Kiyoshi Adachi, General Manager, Corporate Planning Division
(Phone +81-95-828-8099)

Final Agreement on Business Integration by way of Share Exchange between Fukuoka Financial Group, Inc. and The Eighteenth Bank, Limited

We announce, as below, that Fukuoka Financial Group, Inc. (President: Takashige Shibato; hereinafter referred to as “Fukuoka Financial Group”) and The Eighteenth Bank, Limited (Representative Executive Officer & President: Takujiro Mori; hereinafter referred to as “Eighteenth Bank”; hereinafter Fukuoka Financial Group and Eighteenth Bank are collectively referred to as the “Companies”) resolved, at their respective board of directors meetings held today, and pursuant to the memorandum of understanding executed as of February 26, 2016, to implement a business integration by way of share exchange, setting the effective date of the share exchange for April 1, 2019, (hereinafter referred to as the “Share Exchange”) (hereinafter referred to as the “Business Integration”) on the condition that the approval of a general meeting of shareholders of Eighteenth Bank and authorization or approvals from the relevant authorities will be obtained; and a share exchange agreement (hereinafter referred to as the “Share Exchange Agreement”) has been executed by and between the Companies as of today.
Eighteenth Bank resolved, at the board of directors meeting held today, to discuss the resolution concerning the amendment of the articles of incorporation in which the provision concerning the record date for the exercise of voting rights shall be removed at the extraordinary general meeting of shareholders to be held on January 18, 2019 (Friday) (For detailed information, please refer to the press release published by Eighteenth Bank as of today “Notice concerning establishment of the record date for convocation of extraordinary general meeting of shareholders and partial amendment of the articles of incorporation”).

1. Purpose of the Business Integration
(1) Background of the Business Integration
The regional economy suffers from structural issues such as a declining population and an aging society, and it is expected that the market size will decline in the future. Accordingly, regional financial institutions are expected not only to maintain steady regional financial systems but also to vitalize the regional economy more than ever by fulfilling their financial intermediary function.
Under these circumstances, the Companies have conducted a study of a possible new regional financial group which can be developed in tandem with the region.  Consequently, the Companies have come to share the understanding that the mutual utilization of management and business know-how contributes to the maintenance and stabilization of regional financial systems and the development of the regional economy, and that forming a solid financial group based in Kyushu will result in a source of higher quality services to customers, which will also contribute to the improvement of corporate value.
Under their common understanding, as already announced in the press release published on February 26, 2016 “Memorandum of Understanding regarding Business Integration” and the press release published on August 24, 2018 “Notice concerning Receipt of Review Results from Japan Fair Trade Commission concerning Business Integration of Fukuoka Financial Group, Inc. and The Eighteenth Bank, Limited,” the Companies have promoted consultation and consideration concerning the implementation of the Business Integration by way of share exchange as of April 1, 2019; and today the Companies formally reached final agreement.

(2) Purpose and Philosophy of the Business Integration
Through the improvement of business efficiency by utilizing the rich network the Companies possess, as well as the active engagement of the financial institutions within the groups to strengthen the region, the Companies will endeavor to persistently offer financial services of ever higher quality, and have set the following three things as the purpose and philosophy of the integration:

(i) Simultaneous Realization of the Vitalization of the Regional Economy and the Improvement of Corporate Value
The Companies will aim for simultaneous realization of the vitalization of regional economy and the improvement of corporate value by promoting operational efficiency through economies of scale and stabilizing the regional financial systems for the future.

(ii) Contribution to the Development of Enterprises in Nagasaki
In Nagasaki, Eighteenth Bank and Shinwa Bank, Ltd. (President: Shunsuke Yoshizawa; hereinafter referred to as “Shinwa Bank”), which is a part of Fukuoka Financial Group, will conduct a merger in the future, thereby launching a new bank with a firm business base.  The new bank will guarantee that it will play the essential role of a regional financial institution contributing to the development of the economy of Nagasaki, especially the growth of local small- and medium-sized enterprises, in the future.

(iii) Financial Group with No.1 Customer Experience
The Companies will develop the functions of a financial holding company by developing more specialized and strategic services and enhancing the support (i.e., solution support) function in sales in addition to the existing business management function, through which the financial institutions within the group will be able to offer unprecedented new financial services to customers.  The Companies will further contribute to the vitalization of the regional economy by utilizing the strong network among the group banks and enhancing the functions of the holding company.  In addition, the Companies aim to become the financial group with No.1 customer experience by enhancing relationships with customers more than ever before.

(3) Expected Synergistic Effect of the Business Integration
While maintaining and deepening the relationship with customers that the Companies have developed over many years, the new Fukuoka Financial Group will aim to realize the evolution of its general financial services and business efficiency by utilizing the wide and customer-friendly network to be established through the Business Integration.

(i) Banking Business
With respect to the banking business, the Companies will integrate the knowledge of the economy and industry as well as business reorganization know-how, etc., which the Companies have cultivated.  In addition, the Companies will deepen their relationship, will widen and strengthen their network, and will pursue future-oriented services of high quality.  Accordingly, the Companies will aim to be the most reliable financial group with No.1 customer experience.
I. With respect to corporate banking, the Companies will aim to achieve (a) funding to local small- and medium-sized enterprises based on evaluation of their businesses, (b) support for domestic and international business development through their network, and (c) provision of advanced solutions for business succession and M&A as well as management improvement and business reorganization.
II. With respect to retail banking, the Companies will aim to achieve (a) understanding of customers’ needs and further improvement of customer convenience (such as omni-channel) through IT and sophisticated marketing and (b) high quality consultation regarding asset management and inheritance, supporting customers’ life planning.
III. The Companies will further contribute to the vitalization of the region through the utilization of financial know-how and the wide and rich information network which the Companies possess.

(ii) Securities, Leasing, and Think-Tank Businesses, etc.
Through the mutual utilization of the affiliation of the Companies, the Companies will aim to offer financial services of higher added value.

(iii) New Businesses
Centering on enhancement of research and development in the area of IT, the Companies will aim to realize new financial services such as internet businesses and to develop new products.

(iv) Improvement of Management Efficiency
The Companies will (a) promote rationalization and consolidation of overlapping infrastructures between the Companies, such as the function of headquarters and affiliated companies as well as their systems and (b) improve management efficiency through the mutual use of overseas offices and sales bases.  The Companies will aim to actively invest resources (human resources and capital) derived from such rationalization, consolidation, and improvement into growing fields and regions.

2. Overview of the Business Integration
(1) Timetable of the Business Integration
February 26, 2016	Execution of the Memorandum of Understanding regarding the Business Integration
October 30, 2018	(Today)	Resolution of the Board of Directors Meetings of the Companies Execution of the Share Exchange Agreement
October 30, 2018	(Today)	Date of Public Notice of Record Date for Extraordinary General Meeting of Shareholders of Eighteenth Bank
November 15, 2018	(Planned)	Record Date for Extraordinary General Meeting of Shareholders of Eighteenth Bank
January 18, 2019	(Planned)	Extraordinary General Meeting of Shareholders of Eighteenth Bank
March 26, 2019	(Planned)	Last Trading Date of Stocks of Eighteenth Bank
March 27, 2019	(Planned)	Date of Delisting of Eighteenth Bank
April 1, 2019	(Planned)	Effective Date of the Share Exchange
(Note 1)
Fukuoka Financial Group will carry out the Share Exchange without obtaining the approval by resolution at its general meeting of shareholders by implementing the procedures for a simplified share exchange pursuant to the provisions of Paragraph 2 of Article 796 of the Companies Act.

(Note 2)	The timetable shown above may be subject to change, upon the agreement of the Companies, due to necessity with regard to the proceedings of the Business Integration or for other reasons.

(2) Group Reorganization after the Business Integration
October 2020	(Planned)	Merger by and between Eighteenth Bank and Shinwa Bank
January 2021	(Planned)	System Integration
The Companies have promoted consultation and consideration regarding system integration after having acquired clearance from the Fair Trade Commission.  Consequently, the Companies decided to implement system integration in January 2021 as it is the earliest time to begin in order to perform system transition with sufficient preparation.
In addition, the Companies consulted on the timing of their merger again taking the planned schedule of the system integration into consideration.  As a result, considering customer convenience for the period between the merger and the system integration, the Companies decided to change the timing of the merger from April 2020, as originally planned, to October 2020.

(3) Method of the Share Exchange
Fukuoka Financial Group will be the wholly-owning parent company after the share exchange and Eighteenth Bank will be the wholly-owned subsidiary after the share exchange. Fukuoka Financial Group will carry out the Share Exchange without obtaining the approval of the general meeting of shareholders by implementing the procedures for a simplified share exchange pursuant to the provisions of Paragraph 2 of Article 796 of the Companies Act, whereas Eighteenth Bank will obtain approval of the Share Exchange Agreement at the extraordinary general meeting of shareholders that is scheduled to be held on January 18, 2019.

(4) Allotment Details of the Share Exchange (Share Exchange Ratio)

	Fukuoka Financial Group	Eighteenth Bank
Share Exchange Ratio	1	1.12
(Note 1) Allotment Details of the Share Exchange
Fukuoka Financial Group will allot and deliver 1.12 shares of common stock against each of common stocks of Eighteenth Bank.  Upon the share exchange, if the number of shares of common stock of Fukuoka Financial Group to be delivered to the shareholders of Eighteenth Bank includes fractions that are less than one share, such shareholders shall be payed the amount equivalent to such fractions in accordance with the provisions of Article 234 of the Companies Act and other related laws and ordinances.
It is to be noted that the share exchange ratio shown above may be subject to change through consultation between the Companies in the case where any significant change will occur or be found in the preconditions which are the basis of calculation.
(Note 2) Number of Shares to be Newly Issued and Delivered by Fukuoka Financial Group upon the Share Exchange (Scheduled)
common stock: 19,189,579 shares

The number of the new shares shown above is calculated on the assumption that the total number of issued and outstanding shares of common stock of Eighteenth Bank shall be 17,371,711 shares, which is based on the total number of issued and outstanding shares of common stock of Eighteenth Bank as of June 30, 2018 (173,717,119 shares) after taking into account the reverse stock split of Eighteenth Bank implemented as of October 1, 2018 (one-for-ten reverse stock split of common stock).  However, Eighteenth Bank plans to cancel all of the treasury stock held by itself by the time immediately before the effective date of the share exchange (hereinafter referred to as the “Base Time”).  Therefore, 238,158 shares, which is based on the number of shares of treasury stock held by Eighteenth Bank as of June 30, 2018 (2,381,586 shares) after taking into account the reverse stock split of Eighteenth Bank implemented as of October 1, 2018 (one-for-ten reverse stock split of common stock), are excluded when the number of the new shares shown above is calculated.
The number of newly issued shares to be delivered by Fukuoka Financial Group may be adjusted if the number of shares of treasury stock held by Eighteenth Bank as of June 30, 2018 (after the reverse stock split) changes before the Base Time for reasons such as the shareholders of Eighteenth Bank exercising their right to demand that their shares be purchased.
(Note 3) Treatment of Shares Constituting Less than One Unit
If the Business Integration is realized, the shareholders of Eighteenth Bank who are allotted shares of common stock of Fukuoka Financial Group constituting less than one unit (less than 100 shares) upon the share exchange (hereinafter referred to as the “Shares Less than One Unit”) may not sell the Shares Less than One Unit on the Tokyo Stock Exchange, Inc. (hereinafter referred to as the “TSE”) and the Fukuoka Stock Exchange as a securities membership corporation (hereinafter referred to as the “FSE”) or any other financial instruments exchanges.  Such shareholders may, pursuant to the provisions of Paragraph 1 of Article 192 of the Companies Act, demand that Fukuoka Financial Group purchase the Shares Less than One Unit that they hold.  Alternatively, such shareholders may, pursuant to the provisions of Paragraph 1 of Article 194 of the Companies Act and the articles of incorporation, demand that Fukuoka Financial Group sell to them the number of shares that would, together with the number of Shares Less than One Unit that they hold, constitute one unit unless the number of shares of the treasury stock of Fukuoka Financial Group is insufficient to meet the number of shares that such shareholders demanded be sold.

(5) Treatment of Share Options and Bonds with Share Options Following the Share Exchange
Not applicable.

(6) Voting Rights of Shareholders of Eighteenth Bank Who Will Receive the Common Stock of Fukuoka Financial Group upon the Share Exchange

Fukuoka Financial Group will adopt, pursuant to the provisions of Paragraph 4 of Article 124 of the Companies Act, at the general meeting of shareholders of Fukuoka Financial Group to be held on June 2019, a board of directors resolution which grants voting rights concerning the common stock of Fukuoka Financial Group to be delivered to the shareholders of Eighteenth Bank, who will receive the common stock of Fukuoka Financial Group upon the Share Exchange, subject to the amendment of the articles of incorporation by which the provision concerning the record date for the exercise of voting rights shall be removed as announced by Eighteenth Bank as of today being effective and the Share Exchange being effective.

3. Basis for the Allotment Details of the Share Exchange
(1) Basis and Reasons for the Allotment Details
As stated in “1. Purpose of the Business Integration (1) Background of the Business Integration” above, the Companies reached the basic agreement, under which the Companies are to proceed with consultation on and consideration of the realization of the Business Integration, as of February 26, 2016 and by establishing the Integration Preparation Committee, the Companies proceeded with consultation on and consideration of the implementation of the Business Integration with April 1, 2019 (scheduled) as the effective date of the share exchange.  As described in “(4) Measures to Ensure Fairness” below, Fukuoka Financial Group selected Nomura Securities Co., Ltd. (hereinafter referred to as “Nomura Securities”) as the third-party valuation institution of Fukuoka Financial Group and Nagashima Ohno & Tsunematsu as its legal advisor in order to ensure the fairness of the consideration of the Share Exchange and the fairness of any other matters concerning the Business Integration.  After careful consultation on and consideration of the Business Integration by referring to the valuation report on the share exchange ratio received from Nomura Securities, the third-party valuation institution of Fukuoka Financial Group, as of October 29, 2018 and the legal advice from Nagashima Ohno & Tsunematsu, Fukuoka Financial Group concluded that it would be appropriate to implement the Business Integration based on the share exchange ratio described in “2. Overview of the Business Integration (4) Allotment Details of the Share Exchange (Share Exchange Ratio)” above.
On the other hand, as described in “(4) Measures to Ensure Fairness” below, Eighteenth Bank selected Mizuho Securities Co., Ltd. (hereinafter referred to as “Mizuho Securities”) as the third-party valuation institution of Eighteenth Bank and Mori Hamada & Matsumoto as its legal advisor in order to ensure the fairness of the consideration of the Share Exchange and the fairness of any other matters concerning the Business Integration.  After careful consultation on and consideration of the Business Integration by referring to the valuation report on the share exchange ratio received from Mizuho Securities, the third-party valuation institution of Eighteenth Bank, as of October 29, 2018 and the legal advice from Mori Hamada & Matsumoto, Eighteenth Bank concluded that it would be appropriate to implement the Business Integration based on the share exchange ratio described in “2. Overview of the Business Integration (4) Allotment Details of the Share Exchange (Share Exchange Ratio)” above.

The Companies carefully and repeatedly negotiated and consulted on the share exchange ratio by comprehensively taking into consideration various factors, including the market price, the financial conditions, future prospects, etc. of the Companies; by examining the results of the calculations and analyses by the third-party valuation institutions and advice from legal advisors; and by examining the results of their due diligence investigations of each other.  As a result, the Companies concluded that the share exchange ratio described in “2. Overview of the Business Integration (4) Allotment Details of the Share Exchange (Share Exchange Ratio)” above is appropriate. Therefore, the Companies decided and agreed on the share exchange ratio to be used for the Share Exchange at the board of directors meetings of the Companies held today.

(2) Matters Concerning Calculation
(i) Names of Valuation Institutions and their Relationships with the Companies
Nomura Securities as the financial advisor (third-party valuation institution) to Fukuoka Financial Group and Mizuho Securities as the financial advisor (third-party valuation institution) to Eighteenth Bank do not fall under interested parties of Fukuoka Financial Group and Eighteenth Bank.  They do not have any significant interest in the Business Integration to be noted.

(ii) Overview of Calculation
In order to ensure the fairness of calculation of the share exchange ratio to be used for the Share Exchange, Fukuoka Financial Group selected Nomura Securities as its third-party valuation institution and Eighteenth Bank selected Mizuho Securities as its third-party valuation institution, and asked the respective institutions to calculate and analyze the share exchange ratio.
With respect to the share exchange ratio of the Companies, as the shares of the Companies are listed on the First Section of the TSE and on the FSE and have a market price, Nomura Securities performed its calculation using the average market price analysis, and given that there are multiple listed companies comparable to the Companies such that an estimate based on a comparable companies analysis is possible, also used the comparable companies analysis, as well as the dividend discount model analysis (hereinafter referred to as “DDM Analysis”), which is a method of analyzing share valuation by discounting the predicted dividends distributable to shareholders – after taking into account internal reserves and other factors necessary to maintain a certain capital structure – to the present value at capital cost, and is a method widely used for the analysis of financial institutions in order to take into account the company’s future business activities in performing its calculation.  The results of the calculations based on the respective methods are indicated below.  The respective ranges for the share exchange ratio below represent the number of shares of common stock of Fukuoka Financial Group to be allotted for one share of common stock of Eighteenth Bank.

	Analysis Method	Range of Share Exchange Ratio
1	Average Market Price Analysis	1.08～1.19
2	Comparable Companies Analysis	0.99～1.20
3	DDM Analysis	1.06～1.15

The average market price analysis was calculated by taking October 29, 2018 as the base date (hereinafter referred to as the “Calculation Base Date”) and using the closing price on the Calculation Base Date and the average closing price for each of: the five business days from October 23, 2018 to the Calculation Base Date; the one-month period from October 1, 2018 to the Calculation Base Date; the three-month period from July 30, 2018 to the Calculation Base Date and the six-month period from May 1, 2018 to the Calculation Base Date.
The calculation of the share exchange ratio by Nomura Securities is based on the information available to Nomura Securities as of the Calculation Base Date on the assumption of the financial, economic, market and business environment and other conditions as of the same date.  With respect to the public information Nomura Securities reviewed, and financial, legal, regulatory, tax and accounting and other information Nomura Securities obtained, Nomura Securities did not independently verify that such information was accurate and complete, on the assumption that it was accurate and complete.  Nomura Securities did not independently value, appraise or assess each of the assets or liabilities (including financial derivatives, off-balance-sheet assets and liabilities, and other contingent liabilities) of the Companies and their affiliated companies nor did it engage any third party to do so.  In addition, Nomura Securities relied on financial forecasts, and other information concerning the future, of the Companies without implementing any independent investigation, on the assumption that such information was reasonably prepared or reviewed by the management of Fukuoka Financial Group based on the best estimates and judgments that could be achieved at the time and that the financial condition of the Companies would develop in accordance with those forecasts.  The future profit plans of the Companies which Nomura Securities used as a basis of calculation under the DDM analysis do not anticipate any significant rise or fall in income.

As part of its analyses of the Share Exchange Ratio, Mizuho Securities conducted an average market price analysis because the Companies’ shares are listed on the First Section of the TSE and the FSE and market prices are available for the Companies’ shares, as well as a comparable companies analysis because there are multiple companies that are comparable to each company and Mizuho Securities could estimate each company’s share value by comparing the comparable companies.  Furthermore, in order to reflect future business activities, Mizuho Securities conducted a DDM Analysis, which is a method used to analyze the share value by discounting, using cost of capital, the value attributable to the shareholders after taking into account retained earnings and other factors necessary to maintain certain capital structure, which method is used generally for the analysis of financial institutions.  The result of each analysis is indicated below.  The respective ranges for the Share Exchange Ratio represent the number of common shares of the Fukuoka Financial Group to be allotted for one common share of Eighteenth Bank.

	Analysis Method	Range of Share Exchange Ratio
1	Average Market Price Analysis	1.05～1.19
2	Comparable Companies Analysis	0.88～1.56
3	DDM Analysis	0.89～1.65

Furthermore, in the average market price analysis, Mizuho Securities used the closing price on the Calculation Base Date, and the simple average closing prices for the one-month period until the Calculation Base Date, the three-month period until the Calculation Base Date, the six-month period until the Calculation Base Date, and the nine-month period until the Calculation Base Date.
For the analysis of the Share Exchange Ratio, Mizuho Securities has used information provided by the Companies and public information.  Mizuho Securities has assumed the accuracy and completeness of all materials and information, and has not independently verified the accuracy or completeness of such information.  Also, Mizuho Securities has not undertaken an independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities), on an aggregate or individual basis, of the Companies or any of their respective affiliates, nor did it make any such request to a third party.  Mizuho Securities’ analysis of the Share Exchange Ratio reflects information and economic conditions until October 29, 2018, and it assumes that the financial forecasts of the Companies (including profit plans and other information) were reasonably prepared based on the best-available estimates and judgment of the management of the Companies.  The future profit plans for the Companies that was the basis for the DDM Analysis did not anticipate a significant increase or decrease in profit.

(3) Prospect of Delisting and Grounds thereof
If the Share Exchange is realized, common stock of Eighteenth Bank will be delisted on or around March 27, 2019 in accordance with the TSE’s and the FSE’s delisting standards.
On the other hand, common stock of Fukuoka Financial Group, which will be delivered in consideration of the Share Exchange, has been listed on the TSE and the FSE and therefore will continue to be able to be traded on the TSE and the FSE.

(4) Measures to Ensure Fairness
Fukuoka Financial Group has taken the following measures in order to ensure the fairness of the Business Integration.

(i) Procurement by Fukuoka Financial Group of a Valuation Report on the Share Exchange Ratio, etc. from an Independent Third-Party Valuation Institution
As stated in “(1) Basis and Reasons for the Allotment Details” above, in order to ensure the fairness of the Business Integration, Fukuoka Financial Group selected Nomura Securities as third-party valuation institution, and obtained from Nomura Securities a valuation report on the share exchange ratio that will be the basis of an agreement on the share exchange ratio to be used for the Share Exchange. Fukuoka Financial Group negotiated and discussed with Eighteenth Bank by referring to the analysis and opinion of Nomura Securities, third-party valuation institution, and resolved at its board of directors meeting held today that the Share Exchange will be implemented using the share exchange ratio stated in “2. Overview of the Business Integration (4) Allotment Details of the Share Exchange (Share Exchange Ratio)” above.
Fukuoka Financial Group has obtained from Nomura Securities an opinion as of October 29, 2018 that the share exchange ratio to be used for the Share Exchange is appropriate for Fukuoka Financial Group from a financial perspective (a fairness opinion).  For material assumptions, etc. regarding the fairness opinion of Nomura Securities, see Attachment 1.

(ii) Advice to Fukuoka Financial Group from an Independent Law Firm
In order to ensure the fairness and appropriateness of the decision-making by the board of directors, Fukuoka Financial Group has obtained from Nagashima Ohno & Tsunematsu, as its legal advisor independent from the Companies, legal advice in relation to the methods and procedures concerning the decision-making by Fukuoka Financial Group and other procedures related to the Business Integration.

On the other hand, Eighteenth Bank has taken the following measures in order to ensure the fairness of the Business Integration.

  (i) Procurement by Eighteenth Bank of a Valuation Report on the Share Exchange Ratio, etc. from an Independent Third-Party Valuation Institution
As stated in “(1) Basis and Reasons for the Allotment Details” above, in order to ensure the fairness of the Business Integration, Eighteenth Bank selected Mizuho Securities as third-party valuation institution, and obtained from Mizuho Securities a valuation report on the share exchange ratio that will be the basis of an agreement on the share exchange ratio to be used for the Share Exchange. Eighteenth Bank negotiated and discussed with Fukuoka Financial Group by referring to the analysis and opinion of Mizuho Securities, third-party valuation institution, and resolved at its board of directors meeting held today that the Share Exchange will be implemented using the share exchange ratio stated in “2. Overview of the Business Integration (4) Allotment Details of the Share Exchange (Share Exchange Ratio)” above.

Eighteenth Bank has obtained from Mizuho Securities an opinion as of October 29, 2018 that the share exchange ratio to be used for the Share Exchange is appropriate for the shareholders of common stock of Eighteenth Bank from a financial perspective (a fairness opinion).  For material assumptions, etc. regarding the fairness opinion of Mizuho Securities, see Attachment 2.

(ii) Advice to Eighteenth Bank from an Independent Law Firm
In order to ensure the fairness and appropriateness of the decision-making by the board of directors, Eighteenth Bank has obtained from Mori Hamada & Matsumoto, as its legal advisor independent from the Companies, legal advice in relation to the methods and procedures concerning the decision-making by Eighteenth Bank and other procedures related to the Business Integration.

(5) Measures to Avoid Conflicts of Interest
The Business Integration does not give rise to any conflict of interest between Fukuoka Financial Group and Eighteenth Bank. Accordingly, no special measures are in place.

4. Overview of Companies Party to the Business Integration
(1) Company overview (as of March 31, 2018)
	Wholly-owning parent company after the Share Exchange		Wholly-owned subsidiary after the Share Exchange
Company Name	Fukuoka Financial Group		Eighteenth Bank
Location	8-3, Otemon 1 chome, Chuo-ku, Fukuoka, Japan		1-11, Doza–machi, Nagasaki, Japan
Name and Title of Representative	Takashige Shibato, President		Takujiro Mori, Representative Executive Officer & President
Description of Business	Banking business		Banking business
Stated Capital	124,799 million yen		24,404 million yen
Date of Establishment	April 2, 2007		July 1, 1897
Total Number of Issued and Outstanding Shares	859,761,868 shares		173,717,119 shares
Fiscal Year End	March 31		March 31
Total Assets (Consolidated)	20,163,679 million yen		2,961,030 million yen
Net Assets (Consolidated)	778,973 million yen		165,516 million yen
Deposit Balance (Consolidated)	13,795,830 million yen		2,552,205 million yen
Loan Balance (Consolidated)	12,230,470 million yen		1,659,911 million yen
Number of Employees (Consolidated)	6,811		1,445
Major Shareholders and Respective Shareholding Ratios	The Master Trust Bank of Japan, Ltd. (trust account)	7.46%	Japan Trustee Services Bank, Ltd. (trust account)	4.25%
	Japan Trustee Services Bank, Ltd. (trust account)	7.01%	Nippon Life Insurance Company	3.79%
	Japan Trustee Services Bank, Ltd. (trust account 9)	2.99%	Meiji Yasuda Life Insurance Company	2.91%
	Nippon Life Insurance Company	2.06%	The Master Trust Bank of Japan, Ltd. (trust account)	2.67%
	Meiji Yasuda Life Insurance Company	2.06%	The Bank of Saga Ltd.	2.55%
Relationship between the Companies
Capital Relationship
The Bank of Fukuoka, Ltd., a subsidiary of Fukuoka Financial Group, holds 2,424 thousand shares of common stock of Eighteenth Bank.
Eighteenth Bank holds 2,790 thousand shares of common stock of Fukuoka Financial Group.

Personnel Relationship	Not applicable.
Business Relationship	There are no transactions other than ordinary interbank transactions.
Status as a Related Party	Not applicable.
(Note)
Fukuoka Financial Group executed a reverse stock split of its common stock at a ratio of one share for every five shares on October 1, 2018, and Eighteenth Bank executed a reverse stock split of its common stock at a ratio of one share for every ten shares on October 1, 2018.  However, their respective total numbers of issued and outstanding shares and the respective numbers of the shares of common stock held by the companies as described in the “Capital Relationship” above represent the value before the reverse stock split.

(2) Financial Summary for the Last Three Fiscal Years
(unit: million yen, except as otherwise specified)
Fiscal Year	Fukuoka Financial Group (Consolidated)			Eighteenth Bank (Consolidated)
	FY ended March 31, 2016	FY ended March 31, 2017	FY ended March 31, 2018	FY ended March 31, 2016	FY ended March 31, 2017	FY ended March 31, 2018
Consolidated net assets	784,691	712,058	778,973	158,806	160,550	165,516
Consolidated total assets	16,406,109	18,113,049	20,163,679	2,807,292	2,954,419	2,961,030
Consolidated net assets per share (yen)	902.50	829.07	907.02	891.26	897.92	923.54
Consolidated ordinary income	236,707	235,767	237,572	49,923	51,688	47,664
Consolidated ordinary profit (loss)	71,426	(34,441)	71,636	11,478	7,701	7,872
Net income (loss) attributable to owners of the parent	44,718	(54,300)	49,369	6,825	5,418	5,189
Consolidated net income (loss) per share (yen)	51.75	(63.22)	57.48	39.82	31.62	30.28
Dividend per Share (yen)	13.00	13.00	15.00	9.00	8.00	7.50
(Note)
Fukuoka Financial Group executed a reverse stock split of its common stock at a ratio of one share for every five shares on October 1, 2018, and Eighteenth Bank executed a reverse stock split of its common stock at a ratio of one share for every ten shares on October 1, 2018.  However, the figures for the consolidated net assets per share, consolidated net income per share and dividend per share represent the value before the reverse stock split.

5. Status after the Business Integration
Wholly-owning parent company after the Share Exchange
(1) Name	Fukuoka Financial Group, Inc.
(2) Location	8-3, Otemon 1 chome, Chuo-ku, Fukuoka, Japan
(3) Name and Title of Representative	Takashige Shibato, President
(4) Description of Business	Banking business
(5) Stated Capital	124,799 million yen
(6) Fiscal Year End	March 31
(7) Net Assets	To be determined. (Not determined at present)
(8) Total Assets	To be determined. (Not determined at present)
(Note)
At a general meeting of Fukuoka Financial Group scheduled to be held in June 2019, more than one out of the directors of Eighteenth Bank will be candidates for election of the directors of Fukuoka Financial Group.

6. Outline of Accounting Treatment
The accounting treatment associated with the Share Exchange falls under “acquisition” under the Accounting Standards for Business Combinations, and accordingly, it is expected that the Share Exchange will be treated by the purchase method with Fukuoka Financial Group as the acquiring company and Eighteenth Bank as the acquired company.  At present the amount of goodwill (and negative goodwill) arising from the Share Exchange is not determined, but will be advised as soon as it is determined.

7. Future Outlook
The financial outlook, etc. of Fukuoka Financial Group is to be estimated and will be advised as soon as it is determined.

8. Conditions Precedent to Execution of the Business Integration
The Business Integration shall be executed on the condition that the Share Exchange Agreement and the necessary matters for the Business Integration have been authorized at a general meeting of Eighteenth Bank and that the authorization or approvals required for the execution of the Business Integration have been obtained from the relevant authorities.

9. Other
Although Eighteenth Bank has not obtained a valuation report on share exchange ratio and a fairness opinion, it retains SMBC Nikko Securities Inc. as its independent financial advisor.

(Reference)	Consolidated earnings projections for the fiscal year 2018 (released as of May 14, 2018) and consolidated results for the prior fiscal year of Fukuoka Financial Group
(unit: millions of yen)
Fukuoka Financial Group	Ordinary profit	Net income attributable to owners of the parent	Net income per share (yen)(Note)
Consolidated earnings projections for the current year (Fiscal year ending March 2019)	74,500	52,000	302.74
Consolidated results for the prior year (Fiscal year ended March 2018)	71,636	49,369	287.42
（注）	Fukuoka Financial Group executed a reverse stock split of its common stock at a ratio of one share for every five shares on October 1, 2018. Net income per share reflects such reverse stock split.

(Reference)	Consolidated earnings projections for the fiscal year 2018 (released as of May 9, 2018) and consolidated results for the prior fiscal year of Eighteenth Bank
(millions of yen)
Eighteenth Bank	Ordinary profit	Net income attributable to owners of the parent	Net income per share (yen)(Note)
Consolidated earnings projections for the current year (Fiscal year ending March 2019)	6,300	4,000	233.45
Consolidated results for the prior year (Fiscal year ended March 2018)	7,872	5,189	302.85
(注)	Eighteenth Bank executed a reverse stock split of its common stock at a ratio of one share for every ten shares on October 1, 2018. Net income per share reflects such reverse stock split.

<Contact for inquiries regarding this matter>
Fukuoka Financial Group :          Corporate Planning Division, Corporate Strategy Group
Phone +81-92-723-2622
Eighteenth Bank:          Corporate Planning Division
Phone +81-95-828-8099

Attachment 1: Assumption and Disclaimer of Fairness Opinion provided by Nomura Securities Co., Ltd.

Nomura Securities Co., Ltd. (“Nomura”) has assumed and relied upon the accuracy and completeness of all public information reviewed by Nomura and all financial, legal, regulatory, tax, accounting and other information provided to Nomura for the purpose of rendering the fairness opinion (“Fairness Opinion”). Nomura did not independently verify the accuracy and completeness of such information, nor does Nomura assume any responsibility for doing so. Nomura has not made any independent valuation, appraisal or assessment of any of the assets or liabilities (including derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of Fukuoka Financial Group, Inc. (“Fukuoka Financial Group”), The Eighteenth Bank, Limited (“Eighteenth Bank”) and their affiliates, including analyses or valuations of individual assets or liabilities, nor has Nomura made any request to a third party for such valuation, appraisal or assessment. With respect to the financial projections and other forward-looking information concerning both companies provided to Nomura, Nomura has assumed that such information was reasonably prepared or reviewed by the management of Fukuoka Financial Group based on the best and bona fide estimates and judgments currently available, and that the future financial condition of both companies will be consistent with such projections. In preparing Fairness Opinion, Nomura has relied upon such projections and other forward-looking information without independent verification. Nomura provides no assurance whatsoever concerning the achievability of such financial projections. Nomura has assumed, without independent verification and assumption of any responsibility thereof, that the share exchange between Fukuoka Financial Group and The Eighteenth Bank (the “Share Exchange”) will be carried out lawfully and validly in accordance with the terms set forth in the stock exchange agreement signed on 30th October, 2018 between both companies (the “Agreement”) and that the Share Exchange will not have any tax consequences different from the assumed consequences provided to Nomura. In addition, Nomura has assumed, without independent verification and assumption of any responsibility thereof, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Share Exchange will be obtained without any adverse effect on the contemplated benefits of the Share Exchange and that the Share Exchange will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term or agreement therein. Nomura was not asked to provide, and has not provided, any opinion on any transaction other than the Share Exchange or on the relative merits of the Share Exchange as compared to any other transaction. Nomura is under no obligation to Fukuoka Financial Group or its Board of Directors to solicit indications of interest from any third party in connection with the Share Exchange, nor did Nomura make any such solicitations.

Nomura has acted as the financial advisor to Fukuoka Financial Group in connection with the Share Exchange and has been involved in a part of the negotiation thereto. Nomura expects to receive from Fukuoka Financial Group fees for such services, including a fee contingent on the consummation of the Share Exchange. In addition, Nomura expects to receive from Fukuoka Financial Group reimbursement of certain expenses incurred by Nomura and its affiliates. The waiver and indemnity clauses specified in the agreement between Nomura and Fukuoka Financial Group are applicable in connection with the rendering of Fairness Opinion. Nomura and its affiliates may have provided in the past and may in the future provide investment banking, other financial instruments and financing services or other similar services to Fukuoka Financial Group, Eighteenth Bank, or their affiliates, for which Nomura and its affiliates would expect to receive compensation. In the ordinary course of business, Nomura and its affiliates may from time to time acquire, hold or sell certain equity, debt and other securities and various types of financial instruments, including derivatives, of Fukuoka Financial Group, Eighteenth Bank, or their affiliates for Nomura’s own account or Nomura’s clients’ accounts.

Nomura’s opinion expressed in Fairness Opinion (“Nomura’s Opinion”) is provided for the information and assistance of the Board of Directors of Fukuoka Financial Group in connection with the share exchange ratio between Fukuoka Financial Group and The Eighteenth Bank (the “Share Exchange Ratio”). Nomura’s Opinion addresses only the fairness of the Share Exchange Ratio, from a financial point of view, under the conditions and assumptions set out in Fairness Opinion; Nomura was not asked to provide, and does not provide herein, any opinion on any of the premises or assumptions upon which the determination of the Share Exchange Ratio was based or the underlying business decision of Fukuoka Financial Group to proceed with the Share Exchange. Nomura’s Opinion does not constitute a recommendation as to how any holder of the shares of Fukuoka Financial Group’s common stock should vote or act on any matter relating to the Share Exchange. Furthermore, Fairness Opinion does not purport to provide any opinion on the past, current and future market prices of the common stock of Fukuoka Financial Group and The Eighteenth Bank, or the post share exchange company. Nomura does not provide independent advice related to legal, regulatory, tax, accounting matters in connection with the Share Exchange, and has relied upon the judgment of Fukuoka Financial Group or its third-party advisors concerning such matters.

Except as otherwise specially permitted under the agreement between Fukuoka Financial Group and Nomura, Fairness Opinion may not be disclosed to any other person or used for any purpose other than as originally intended. Fukuoka Financial Group may not disclose, refer to, transmit or use Fairness Opinion, in whole or in part, without Nomura’s prior consent in writing.

Nomura’s Opinion is based on financial, economic, market, business and other conditions as they exist on the date of Fairness Opinion, and relies upon information that Nomura has as of the date of Fairness Opinion. Although Nomura’s Opinion may be affected by future changes in conditions, Nomura does not assume any responsibility to modify, change or supplement this opinion in the future.

Attachment 2: Assumptions, etc. of Mizuho Securities’ Fairness Opinion

Mizuho Securities issued a written opinion (the “Opinion”) on October 29, 2018 to the effect that the Share Exchange Ratio is appropriate for Eighteenth Bank’s shareholders from a financial point of view, and it assumed the following points upon that issuance.
 In rendering its opinion in the Opinion, Mizuho Securities has relied on and assumed the accuracy and completeness of all public information reviewed by Mizuho Securities and all financial information and other information that the companies provided to Mizuho Securities or that Mizuho Securities discussed with the companies (the “Basic Information”), and that formed the substantial basis of the analysis in this Opinion. Furthermore, Mizuho Securities has not independently verified the accuracy or completeness of such information and does not bear a responsibility or duty to make such an independent verification. If there was a matter that would render materially inaccurate the Basic Information, or there was a fact or situation that was not disclosed at the time of the delivery of the Opinion or that occurred after the delivery of the Opinion (including facts that potentially existed at the time of the delivery of the Opinion and later became clear), it is possible that the conclusion expressed in the Opinion would be different. Mizuho Securities has assumed that the management of the companies is not aware of any facts that would render incomplete or invite misunderstanding of the information that was provided to Mizuho Securities or that Mizuho Securities discussed with the Eighteenth Bank. Furthermore, Mizuho Securities has not undertaken an independent evaluation or assessment of the assets or liabilities (including derivatives transactions, off-balance-sheet assets and liabilities or other contingent liabilities) or the reserves of the companies or their respective affiliates (including their appropriateness or sufficiency), it has not analyzed the appropriateness of valuations for accounting or taxation purposes or the suitability of accounting treatments or taxation treatments, and it has not been provided with any such evaluations, assessments, or analyses by a third party or requested them from a third party. Mizuho Securities does not bear a duty to assess the assets or facilities of the companies or their respective affiliates, and it has not evaluated the shareholders’ equity or solvency of the companies or their respective affiliates based on laws regarding insolvency or bankruptcy, etc.
 With the consent of Eighteenth Bank, Mizuho Securities has used assumptions that it considers reasonable and appropriate regarding information that was requested by Mizuho Securities during the preparation of the Opinion (i) that was not provided or disclosed by the companies, (ii) that although provided or disclosed has an uncertain effect on the equity value of the companies at the present time, or (iii) that Mizuho Securities was unable to use as the basis of its evaluation even by other methods. The conclusion in the Opinion could differ in the event it becomes clear that such assumptions by Mizuho Securities differ from the facts in material respects.

 Furthermore, Mizuho Securities has assumed that financial forecasts and other information regarding the future provided to Mizuho Securities (including forecasts regarding future profits and expenses, expectations of expenses reductions, and the companies’ business plans) have been reasonably prepared by the companies’ management based on the best currently available forecasts and judgments of the future business results and financial status of the companies and their respective affiliates. Mizuho Securities has relied on those financial forecasts and business plans without conducting any independent verifications of the feasibility of those financial forecasts and business plans, and Mizuho Securities is not expressing any judgment on the analyses or forecasts that are referenced in the Opinion, or on the assumptions that are the basis for those analyses or forecasts.  Therefore, Mizuho Securities has not studied any effect on future equity-values of the companies that would be deprived by matters or facts not included in the financial forecasts or business plans.  In regard to synergy effects from this transaction, at the time of the delivery of the Opinion, Mizuho Securities is not aware of any matters that allow the qualitative evaluation of the possibility of a material effect on the expression of its opinion, and they have not been incorporated into the review under the Opinion. In addition, Mizuho Securities has not expressed any opinion on the future outlook, plans, or survivability of the companies, whether as independent companies or after their integration. Mizuho Securities is not an expert in relation to law, regulation, or taxation, and it has relied on the evaluations carried out by the companies’ outside experts regarding such matters. Since Mizuho Securities is not a licensed expertise in the field of laws, regulations or tax matters, it has relied on the evaluation by independent professionals retained by the companies.  Furthermore, Mizuho Securities has assumed that this transaction is not taxable with respect to the companies under the Corporation Tax Act of Japan, and that other tax relationships regarding this transaction will not affect the Share Exchange Ratio.
Mizuho Securities has assumed, without conducting an independent verification, that this transaction will be completed in a timely fashion and that all consents and approvals of governmental and regulatory authorities or otherwise (regardless of whether legal or contractual) that are required to complete this transaction can be obtained without having any adverse effect on the companies or the benefit that is expected from this transaction, that the content of such consents and approvals will not affect the Share Exchange Ratio, and furthermore that any orders, measures, or dispositions that are issued or imposed on the companies by a regulatory authority, etc. will, except for those disclosed by the companies, either not have an effect on the companies’ future results or will not occur in the future. It has also assumed that the companies and their respective affiliates have not in the past executed contracts, agreements, or any other documents that will have a material effect on the Share Exchange Ratio and have not made such decisions, and will not execute such documents or make such decisions in the future, and that in the future the execution of this transaction will not breach a material agreement that is binding on the companies or their respective affiliates, and will not give rise to a right to cancel such a material agreement or a right to declare non-performance or exercise a remedy pursuant to such an agreement. Mizuho Securities has assumed that there are no contingent liabilities regarding lawsuits or disputes, etc., or off-balance-sheet liabilities regarding the environment, taxation, or intellectual property rights, etc. on the part of the companies and their respective affiliates, except for those stated in the Basic Information, and the coverage of insurance policy contracted in connection with business of each company is sufficient in light with the operation of their business.

 The Opinion is premised on the financial conditions, economic conditions, market conditions, and other conditions that existed and could be evaluated as of the date of the Opinion, and it relies on the information that Mizuho Securities had obtained as of the date of the Opinion. In addition, information that Mizuho Securities had obtained as of the date of the Opinion, and facts that are potentially included in such information, whose effect on the equity value of the companies were not necessarily clear as of the date of the Opinion were not subject to the review by Mizuho Securities. Mizuho Securities has also assumed that, now and in the future, there would be no technological innovation or other major technical changes that would materially affect the financial and business projections currently assumed by each company. Consequently, it is possible that the opinion of Mizuho Securities will be affected if the facts that were assumed in the review under the Opinion have changed or had an effect on or after the date of the Opinion, or an effect on equity value due to the discovery of potential facts such as those described above has become clear, but Mizuho Securities will not be responsible for amending, updating, supplementing, or reconfirming the Opinion.
 Mizuho Securities plans to receive a fee (including incentive remuneration on the condition that this transaction is completed) from Eighteenth Bank as consideration for its services as a financial advisor of Eighteenth Bank in relation to this transaction. In the past, Mizuho Securities and its group companies provided financial advisory services, fundraising support services and other services to companies and their affiliates, for which Mizuho Securities and its group companies have received compensation.  Eighteenth Bank has agreed to compensate Mizuho Securities for certain obligations that arise on the part of Mizuho Securities due to its participation, including in relation to the submission of the Opinion. Furthermore, in the ordinary course of business or in relation to this transaction, Mizuho Securities or companies in the Mizuho Financial Group of which Mizuho Securities is a member may, on their own accounts or on customers’ accounts, underwrite, hold, or sell various financial instruments including certain shares, bonds or other securities issued by either of the companies or their respective affiliates, and they may possibly hold positions in such financial instruments at any time, and may possibly carry out derivatives transactions pertaining to either of the companies or their respective affiliates, or to various financial instruments issued by those companies. In addition, it is possible that Mizuho Securities or companies in the Mizuho Financial Group of which Mizuho Securities is a member may, in the course of ordinary business or in relation to this transaction, have financing or other transactional relationships with either of the companies or their respective affiliates and receive consideration regarding such acts.

 Mizuho Securities was not required to submit an opinion on proceeding with this transaction or on the business decision-making at Eighteenth Bank that is the premise for executing this transaction, and Mizuho Securities’ opinion does not cover such matters in any respect. In addition, Mizuho Securities was not requested to submit an opinion on transactions other than this transaction or on the comparative merits and demerits of this transaction and other transactions, and such opinions are not represented in the Opinion. Mizuho Securities does not bear a duty to encourage Eighteenth Bank or the board of directors of Eighteenth Bank to gather the concerns of third parties related to this transaction, and it has not carried out such encouragement.
Mizuho Securities’ opinion is limited to whether the Share Exchange Ratio is appropriate for the common shareholders of Eighteenth Bank from a financial point of view as of the date of the Opinion, and Mizuho Securities has not represented an opinion regarding the appropriateness of the Share Exchange Ratio for holders of other types of securities, creditors, or other related parties of Eighteenth Bank. Furthermore, Mizuho Securities has not represented an opinion regarding the amount or quality of remuneration related to this transaction, or the appropriateness of such remuneration, for any directors, executive officers, employees, or equivalent persons of the companies.

(Reference)  Personnel secondment implemented between the Companies for the preparation of the business integration

Upon the execution of the final agreement on the business integration by way of share exchange as of today, in order to stably and expeditiously proceed with the preparation for the business integration of the Companies and the preparation for the merger between Eighteenth Bank and Shinwa Bank, we have hereby determined to mutually second personnel of the Companies who are at the core of each department, i.e., eight employees of FFG will be seconded to Eighteenth Bank, while three employees of Eighteenth Bank will be seconded to FFG, as of November 1, 2018.  These personnel will work only on the preparations for the integration and merger and they will not be involved in other operations.

(1)	Corporate Planning Department
In order to prepare the management structure, corporate strategy and medium-term business plan to be adopted after the integration, aiming at the materialization of synergy effects at an earlier stage, one employee at the level of general manager of FFG and one employee of Shinwa Bank will be seconded to Eighteenth Bank, respectively, while one employee each of Eighteenth Bank will be seconded to FFG and Shinwa Bank, respectively.

(2)	IT Department
For the purpose of proceeding with the system integration securely and stably, one employee of FFG will be seconded to Eighteenth Bank.

(3)	Administrative Department
For the purpose of stably proceeding with the integration of administrative department, one employee of FFG will be seconded to Eighteenth Bank.

(4)	Financial Management Department
After the business integration, for the purpose of promptly unifying the operational method of the self-assessment and the criteria for depreciation provisions between the Companies, four employees of FFG will be seconded to Eighteenth Bank (out of the said four (4) employees, one employee will be seconded from Shinwa Bank).

(5)	Audit Department
After the business integration, for the auditing services for FFG to be provided by Eighteenth Bank, one employee of Eighteenth Bank will be seconded to FFG.